Exhibit 99.1

SSLJ.com Limited Interim Financial Report for the Six-month Period Ended June 30, 2018

May 29, 2019

Interim report for the six months period ended June 30, 2018

Unless specified otherwise, “$” shall mean U.S. dollars.

THE PERIOD January 1, 2018 – June 30, 2018

●	Consolidated revenue amounted to $11,555,277 compared to $7,296,678 in the corresponding period of the previous year

●	Loss from operations was $7,815,818 compared to $9,186,240 in the corresponding period of the previous year

●	Net loss amounted to $35,573,449 compared to $9,324,015 in the corresponding period in the fiscal year of 2017

●	Loss per share attributable to SSLJ.com Shareholders was $0 compared to $ 0.23 in the corresponding period of the fiscal year of 2017

●	Comprehensive loss was $35,227,130 during the six months ended June 30, 2018 compared to $9,353,848 in the corresponding period of the previous year

●	The Company’s primary business operations in Wuhan, China, its headquarters, were ceased due to pending litigation of an affiliate of the Company in China

●	Existing home decoration and renovation service contracts were transited to other local companies in this industry